Exhibit 99.1

TRILLION ENERGY ANNOUNCES CFO AND DIRECTOR CHANGE

March 8, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) has announced the appointment of David Thompson as Interim CFO and a search for a permanent Chief Financial Officer (CFO). The Company also announces grant of stock options.

Mrs. Ozge Karalli will no longer be able to fulfill the duties of the CFO as a result of her termination with Park Place Energy, Trillion’s operating subsidiary in Turkey. David Thompson, a director and former CFO of the Company has agreed to act and has been appointed as interim CFO until a new permanent CFO is appointed. Trillion has enacted a transition leadership plan until a permanent CFO is confirmed.

Mr. Thompson has 30 years of financial experience in the international oil and gas industry in the U.S. Europe, Turkmenistan and is managing director of AMS Limited, a Bermuda based management company. He has served as president and CEO of Sea Dragon Energy Inc. (London exchange: SDX), Financial Director of Forum Energy Plc (AIM) and SVP at Larmag Group of Companies. Mr. Thompson is a CPA since 1998.

Kubilay Yildirim has resigned as a director of Trillion Energy effective immediately. The Company intends to commence a search for a replacement director, which it anticipates being completed no later than in time for the next annual general planned for July 2024.

The Company announces it has granted options to acquire a total of 2,450,000 common shares of the Company to its directors, employees, consultants and officers, pursuant to the Company’s 2022 long-term equity incentive plan, at an exercise price of $0.20 per share for three years subject to vesting conditions.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in 3 oil exploration blocks in S.E. Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Trillion Energy 1-778-819-1585

e-mail: info@trillionenergy.com; ahalleran@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F- 1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.